One Federal Street
3rdFloor
Boston, MA 02110

March 31, 2006

Structured Asset Mortgage Investments II Inc.
383 Madison Avenue New York, New York 10179
          Attention: President

Re:	Structured Asset Mortgage Investments II Trust 2005-F1 Structured Asset Mortgage Investments II Trust 2005-F2 Structured Asset Mortgage Investments II Trust 2005-F3

Dear Sir:

           This is submitted in connection with and in support of the above-referenced transactions.

           In connection with the preparation of Annual Reports on Form 10-K for the year ending 12/31/05 in respect of the above-referenced transactions, U.S. Bank National Association, as Trustee (the “Trustee”) under the related Pooling Agreements requested Deliotte & Touche LLP (“Deloitte”) to prepare the independent accountant’s reports to be included with the Annual Reports.

           On March 30, 2006, the Trustee was informed by Deloitte that they would be unable to perform the attest services due to a conflict arising from other relationships existing between Deloitte and U.S. Bancorp. U.S. Bank National Association is a subsidiary of U.S. Bancorp.

           As a result, the Trustee immediately engaged another independent accounting firm to complete the necessary independent accountant’s reports which will be completed as expeditiously as possible.

U.S.Bank National Association By: /s/ Karen R. Beard its Vice President